DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

SUPPL

DSM

16E

Heerlen (NL), 9 April 2008

DSM provides 2007 comparative figures in line with new structure

Royal DSM N.V. today provides the investment community with comparative figures for 2007 that reflect the company's new cluster structure as of 1 January 2008. The new structure was announced in September 2007 and is a result of the acceleration of DSM's strategy *Vision 2010 – Building on Strengths.*

As of 1 January 2008 DSM's activities are grouped into five reporting clusters to reflect DSM's accelerated shift to Life Sciences and Materials Sciences: Nutrition, Pharma, Performance Materials and Polymer Intermediates as well as the non-core Base Chemicals and Materials cluster.

The comparative figures can be found in the annex to this press release and can also be downloaded from the Investors section on the DSM corporate website, www.dsm.com.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

[redacted]

Forward-looking statements
This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release
The English language version of the press release is leading.

dlw 4/24

Annex 1

Comparative key figures 2007 based on new structure per quarter

(€ mln.)	Quarters 2007 Q1	Q2	Q3	Q4	Year 2007
Continuing operations					
Nutrition					
Net Sales third parties	553	570	579	600	2,302
EBITDA	94	104	100	105	403
EBIT	63	73	68	72	276
Pharma					
Net Sales third parties	197	230	242	234	903
EBITDA	27	49	59	33	168
EBIT	8	30	35	19	92
Performance Materials					
Net Sales third parties	595	606	591	598	2,390
EBITDA	95	93	92	91	371
EBIT	75	73	73	70	291
Polymer Intermediates					
Net Sales third parties	315	299	295	323	1,232
EBITDA	37	27	27	42	133
EBIT	31	21	21	32	105
Base Chemicals & Materials					
Net Sales third parties	348	376	349	363	1,436
EBITDA	45	69	51	38	203
EBIT	29	51	36	21	137
Other					
Net Sales third parties	116	96	107	82	401
EBITDA	(4)	(8)	(14)	(11)	(37)
EBIT	(13)	(17)	(23)	(25)	(78)
Total continuing operations					
Net Sales third parties	2,124	2,177	2,163	2,200	8,664
EBITDA	294	334	315	298	1,241
EBIT	193	231	210	189	823
Discontinued operations					
Net Sales third parties	22	21	24	26	93
EBITDA	1	(3)	6	2	6
EBIT	(1)	(4)	4	1	0
DSM total					
Net Sales third parties	2,146	2,198	2,187	2,226	8,757
EBITDA	295	331	321	300	1,247
EBIT	192	227	214	190	823

Based on prevailing transfer prices

Annex 2

Comparative figures 2007 (annual and year-end) based on new structure

2007	Continuing operations								Discontinued operations	Eliminations	Total
	Nutrition	Pharma	Performance Materials	Polymer Intermediates	Base Chemicals & Materials	Other	Eliminations	Total			
Financial performance											
Net sales	2,302	903	2,390	1,232	1,436	401	-	8,664	93	-	8,757
Supplies to other clusters	41	29	33	293	153	54	(603)	-	27	(27)	-
Supplies	2,343	932	2,423	1,525	1,589	455	(603)	8,664	120	(27)	8,757
EBIT	276	92	291	105	137	(78)		823	0		823
EBITDA	403	168	371	133	203	(37)		1,241	6		1,247
EBITDA / net sales	17.5	18.6	15.5	10.8							
R&D costs	135	67	113	13	29	14		371	1		372
R&D costs / net sales (in %)	5.9	7.4	4.7	1.1	2.0	3.5		4.3	1.1		4.2
Financial position											
Capital employed at year-end	1,909	1,034	1,568	408	713	291		5,923	59		5,982
Capital expenditure and acquisitions	142	60	196	51	64	54		567	1		568
Workforce											
Average	6,726	4,828	4,292	1,431	2,081	2,945		22,303	130		22,433
Year-end	6,998	4,888	4,592	1,421	2,096	3,126		23,121	133		23,254

Based on prevailing transfer prices

END